EXHIBIT 12

REGAL BELOIT CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year
	2016	2015	2014	2013	2012
Earnings Available for Fixed Charges:
Income Before Taxes	$266.4	$196.9	$90.3	$170.5	$269.9
Interest Expense	58.7	60.2	39.1	42.4	44.5
Estimated Interest Component of Rental Expense	14.1	15	12.8	13.1	12.2
Total Earnings Available for Fixed Charges	$339.2	$272.1	$142.2	$226.0	$326.6

Fixed Charges:
Interest Expense	$58.7	$60.2	$39.1	$42.4	$44.5
Estimated Interest Component of Rental Expense	14.1	15	12.8	13.1	12.2
Total Fixed Charges	$72.8	$75.2	$51.9	$55.5	$56.7
Ratio of Earnings to Fixed Charges	4.7	3.6	2.7	4.1	5.6